Eye On Media Network, Inc.

1500 NW 65th Avenue

Plantation, Florida 33313

June 2, 2014

Mr. Larry Spirgel, Asst. Director

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:

Eye On Media Network, Inc.

Request for Accelerated Effectiveness

File No. 333-194299

Dear Mr. Spirgel,

On behalf of Eye On Media Network, Inc. (the “Company”), I hereby request effectiveness of the Company’s S-1 Registration Statement filed with the U.S. Securities and Exchange Commission (“SEC”) on May 23, 2014.

By requesting accelerated effectiveness, the Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accordingly, we are requesting an effective date and time of June 4, 2014 at 2:00 p.m., or as soon as practicable thereafter. This date and time have been selected after consultation with Mr. Justin Kisner, SEC Staff Attorney, to allow adequate time for review of this request by the SEC.

In the event you have any questions, please do not hesitate to contact our counsel, Clifford J. Hunt, Esquire, of the Law Office of Clifford J. Hunt, P.A., at (727) 471-0444.

Sincerely,

EYE ON MEDIA NETWORK, INC.

/s/: Jack Namer

Jack Namer, President

cc:

Clifford J. Hunt, Esquire